SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended June, 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

3 June, 2013

BP COMPLETES SALE OF CARSON REFINERY AND
SOUTHWEST U.S. RETAIL ASSETS TO TESORO

BP has completed the previously announced sale of its Carson, California refinery and related logistics and marketing assets in the region to Tesoro Corporation for approximately $2.4 billion as part of a plan to reshape BP's U.S. fuels business. Cash proceeds from the sale include approximately $1.075 billion for assets and an estimated $1.35 billion primarily for inventory at market value and other working capital.

"With the completion of this divestment the strategic refocusing of our U.S. fuels portfolio is essentially complete," said Iain Conn, chief executive of BP's global refining and marketing business. "BP's U.S. fuels business is now anchored around three, highly sophisticated northern refineries, which are crude feedstock-advantaged, and tied to strong marketing businesses."

BP will continue to maintain a number of business interests in California, including a large ARCO retail and logistics presence that includes approximately 270 retail sites in the northern part of the state. BP will also continue the distribution and marketing of lubricants through its Castrol brand and remain active in the California natural gas and power sector.

"California remains an important state for us and we remain committed to supplying our customers in Northern California and the rest of the Pacific Northwest with the quality fuels they depend on," said Jeff Pitzer, BP's Northwest Fuels Value Chain president. "We've recently upgraded our Cherry Point, Washington refinery to produce cleaner-burning diesel fuel and are building a new rail terminal at the plant to take advantage of growing supplies of domestically-produced crude oil."

In addition to marketing conventional fuels and lubricants in the state, BP will also continue to support the development of renewable energy sources in California through its Global Biofuels Technology Center in San Diego, and the Energy Biosciences Institute at UC Berkeley.

With the transaction's closing on 1 June, Tesoro took ownership of the 266,000 barrel per day (bpd) refinery near Los Angeles as well as the associated logistics network of pipelines and storage terminals and the ARCO-branded retail marketing network in Southern California, Arizona and Nevada.

While the sale included BP's ARCO retail brand rights, BP has exclusively licensed those rights from Tesoro for Northern California, Oregon and Washington.

BP retains ownership of the ampm convenience store brand and has franchised it to Tesoro for use in the Southwest.

About BP in the U.S.:
Over the past five years, BP has invested more than $55 billion in the U.S. - more than any other energy company. BP is the nation's second-largest producer of oil and gas and provides enough energy annually to light nearly the entire country for a year. Directly employing more than 20,000 people in all 50 states, BP supports nearly a quarter of a million jobs through all of its business activities. For more information, visit www.bp.com/us.

Notes to editors:

•        The Carson Refinery is one of the largest on the U.S. West Coast, with a crude distillation capacity of 266,000 bpd. It became part of BP through the 2000 acquisition of ARCO. It employs over 1,100 staff and in total the divested business employs approximately 1,750 staff.

• The transaction includes the refinery and integrated terminals and pipelines, as well as marketing agreements with about 800 retail sites in Southern California, Arizona and Nevada.

•        The refinery is located on 650 acres in Los Angeles County, near the Long Beach and Los Angeles Harbors. The refinery began operations in 1938. It processes crude oil from Alaska's North Slope, the Middle East and West
          Africa. Processing equipment includes the largest fluid catalytic cracker in California, two cokers and distillate hydrocracking.

• BP's 51 per cent interest in a nominal 400 megawatt cogeneration facility located at the refinery is included in the sale.

•        BP's Wilmington Coke Calciner located about five miles from the refinery is also part of the sale. The plant occupies about 17 acres. The plant employs approximately 40 people and produces 350,000 metric tons of calcinated coke per year.

•        Logistics assets included in the sale include ownership of Berth 121 facility improvements and equipment, Marine Terminals 2 and 3 and the LA basin pipelines system that moves crude, products and intermediates to and from the refinery.

• Terminals included in the sale are Carson Crude, East Hynes, West Hynes, Hathaway, Carson Products, Colton, Vinvale and San Diego.

•        BP announced plans to divest its Carson, California and Texas City, Texas refineries in February 2011 as part of a strategic refocusing of the company's global refining portfolio. BP completed the sale of Texas City to Marathon
          Petroleum Corporation on 1 February.

•        BP is completing a number of major investments in its other US refineries, including a large investment program to transform its 413,000 bpd capacity Whiting, Ind., refinery to process heavy, sour crudes, expected to come on stream in the second half of this year; a recently-completed clean diesel upgrading project at its 234,000 bpd Cherry Point, Wash., refinery; and the recent start-up of a continuous catalytic reformer to the 160,000 bpd capacity
          Toledo, Ohio, refinery (a 50:50 joint venture with partner Husky Energy Inc.).

Further information:
BP press office, Houston: +1 281 366 4463, uspress@bp.com
BP press office, London: +44 (0)20 7496 4076, bppress@bp.com

Cautionary statement
This press release contains certain forward-looking statements, including upgrades and anticipated timing of its Whiting and Cherry Point refineries and other statements which are generally, but not always, identified by the use of words such as 'want', 'intended to', 'expected to', and similar expressions. Forward-looking statements involve risks and uncertainties because they depend on circumstances that will or may occur in the future. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including general economic conditions; the actions of regulators and other factors discussed in BP's First Quarter Results 2013 (SEC File No. 13794367) and, 2012 Annual Report and Form 20F as filed with the United States Securities and Exchange Commission.

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 June, 2013

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary